

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Ana Cecilia Hernández
Interim Chief Financial Officer
AgileThought, Inc.
222 W. Las Colinas Blvd. Suite 1650E
Irving, TX 75039

> **Re: AgileThought, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed April 8, 2022**
> **File No. 333-259514**

Dear Ms. Hernández:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment to Form S-1 Filed April 8, 2022

General

1. We note that this post-effective amendment was filed to add Exhibit No. 23.1, Consent of KPMG LLP. It does not appear that an exhibits-only post-effective amendment is permissible as Securities Act Rule 472(b) requires that "[e]very amendment which relates to a prospectus shall include copies of the prospectus as amended." Please revise to include a complete prospectus that includes all of the disclosure required by Part I of Form S-1, updated to include current financial statements and to reflect the disclosure as of the date of the post-effective amendment, including the information required by Item 402 of Regulation S-K, which requires information as of the last completed fiscal year. We note that your Prospectus Supplement No. 13, filed on April 7, 2022, included audited financial statements for the year ended December 31, 2021, however, as the incorporation of your

Form 10-K into the Form S-1 acts as a Section 10(a)(3) update, this information is required to be included in a post-effective amendment pursuant to Item 512(a)(1) of Regulation S-K. Please refer to Securities Act Forms Compliance and Disclosure Interpretations 113.02 and 113.08.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jennifer J. Carlson